Ralph Norris CHIEF EXECUTIVE OFFICER David Craig CHIEF FINANCIAL OFFICER 15 August 2007
124 ACN 123 123
Commonwealth Bank of Australia RESULTS PRESENTATION FOR THE FULL YEAR Ended 30 June 2007

Disclaimer
The material that follows is a presentation of general background information about the Bank’s activities current at the date of the presentation, 15 August 2007. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Agenda
· Update Company
· Financials
· Results Detailed Outlook
· -
· — Answers CEO CFO CEO
· Norris, Norris, and Craig, Ralph David Ralph Questions
·

Notes

Overview
· growth profit growth digit future priorities double drive to business strategic year delivered five new the our into businesses in on maintained going all — investment progress quality momentum result Good Continued Substantial Credit Good
·

Other key information Cash NPAT6 months ($m)Jun 07Dec 06Jun 06Dec 05 Cash NPAT2,3332,2711,9922,061 Less: Profit on sale of Hong Kong000(145) Cash NPAT (excl HK sale)2,3332.2711,9921,916 Some overall Bank indicators 6 months Jun 07Dec 06Jun 06Dec 05 Number of branches1,0101,0101,0051,007 Weighted av. No. of shares (cash)1,293m1,284m1,285m1,281m Net tangible assets per share ($)11.6510.239.428.99 Risk weighted assets ($m)245,347 234,569 216,438 202,667

Strong financial results Jun 07 vs Jun 07 Jun 06
Cash NPAT ($m) *4,60418%
Cash EPS (cents) *353.016%
Return on Equity -Cash (%)22.180 bpts
Income ($m)13,15911%
Expense ($m)6,4277%
Final Dividend ($ per share)1.4915%
* Excludes profit on sale of Hong Kong Insurance business in half year ended December 2005

Notes

All brands performing strongly

Market shares

	Jun 07	Dec 06	Jun 06
Banking			
Home loans	18.5%	18.4%	18.7%
Credit cards	18.8%	19.3%	20.3%
Retail deposits	21.6%	21.9%	22.2%
Household deposits	29.0%	28.8%	29.3%
Personal lending	16.4%	16.4%	16.1%
Business lending - RBA	12.9%	13.0%	13.2%
Business lending - APRA	12.4%	12.5%	12.1%
Business deposits - APRA	13.0%	12.0%	11.9%
Asset finance	13.2%	13.9%	14.5%
NZ lending (housing)	23.1%	23.1%	23.1%
NZ retail deposits	21.2%	20.7%	20.3%
Funds Management			
Aust retail administrator view	14.2% *	15.4%	15.4%
NZ Managed investments	15.8%	16.1%	16.0%
Firstchoice platform	8.5%	8.2%	7.7%
Insurance			
Aus. Life insurance (total risk)	14.2%	14.4%	13.2%
NZ Life insurance	31.8%	31.5%	31.4%

** Includes impact of $7bn disengagement of Goldman Sachs JB Were from Avanteos*

Notes

CommonwealthBank 10

CEO priorities & measures
Customer Service Business Banking Technology & Operational Excellence Trust & Team Spirit Profitable Growth Superior operating and financial results Australia’s finest financial services organisation
I I

Notes

Customer Service
Continued focus on embedding Sales & Services culture 4,000 front line staff trained in how to better identify customer needs 1,100 new customer facing roles across the Group New branch operating model to better meet customer needs Continued improvement in customer satisfaction scores Complaints reduced; compliments increased
6 month average) %

On a journey...Australian Retail Banking

Operations

- Introduction of CommSee
- Branch refurbishment
- Introduction of initiatives for our people

- New branch operating model
- New generation retail branch layout
- Rollout of Needs Analysis mastery
- Taking ownership and following up training

Customers

- Management KPI's linked to customer satisfaction
- Sales & Service Program
- Saturday trading
- Measurement of customer advocacy

- > 600 new front line staff
- Competitive product offerings in all segments
- Reduction in customer complaints
- Flexible opening hours

Market Share

- Improvements emerging
- Strong upturn in network sales
- Home loans ↑ 8bpts in 2nd half
- Deposits ↑ 21bpts in 2nd half

Revenue growth

CommonwealthBank 15

Notes

Business Banking

- Local Business Banking (LBB)
  - 85 new Bankers in branches
  - 78 new associates providing 24/7 access
  - Product and process simplification
- Corporate Financial Services
  - 72 new staff in 8 new centres
  - Simpler faster processes
  - Improved customer satisfaction
- Agribusiness
  - 53 new Bankers in 15 new locations
  - Agriline launched with 24/7 customer access
- Technology
  - CommBiz rolled out to over 10,000 business customers
  - Continued enhancements to CommSee

Growth in Lending to Non-Financial Corporations 2005-2007*


160%
150%
140%
130%
120%
110%
100%
90%
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
CBA
Market

* *APRA*

LBB Quarterly gross fundings FY07


Q1
Q2
Q3
Q4

CommonwealthBank 17

Notes

chosen by 50% of IFA’s -online, real
time secure business and corporate banking FirstChoice -
CommBiz
2m active customers CommSec -
Netbank
95% — visibility of customer
CommSee

EDS and Gen-i contracts

	FY07 Spend	New Deal	Saving $m p.a	Contract End	Review
Telecommunication services	Gen-i $113m				FY08/FY09
Mobiles		Optus	10 - 15	2008	
RAS		Telstra		2008	
Voice and Data Services		Gen-i		2009	
Applications	EDS $398m				
Development		Selective in-sourcing of strategic capabilities			FY08
Maintenance					
Enhancements					
Consulting					
Enterprise Processing Services		EDS	12-14	2012	
End User Computing					
Desktop		EDS	14-19	2012	
Service Desk					
ATM					

IT savings reinvested

CommonwealthBank 20

Technology & Operational Excellence
· the and expense large across in IT of CommWay, $100m delivering projects resilience in 1,512 IT improvements trained to over of stability, total staff Saved Successfully portfolio business Significant system security 429 taking
·
June 07 Severity 1 and 2 Incidents June 06 -
Incidents
Severity 1 and 2
Efficiency Ratio = Total

Notes

Trust & Team Spirit improving
Continued improvement in the culture:
· people benefits customer in pride on scores of focus momentum employee sense Increasing Positive engagement Improved Increasing
·

Notes

Opportunities for Profitable Growth
Asian expansion plans progressing well:
ANK acquisition acquired JV partner stake in CMG Astra Further capital investment in Hangzhou Cinda/CFS fund management JV launched Branch licence applied for
—
Indonesia China Vietnam
· 2007 in funds new 20 launched increasing Management strategy referrals Asset growth unit Global Markets business CFS Global Cross
·

Notes

David Craig CHIEF FINANCIAL OFFICER 15 August 2007
124 ACN 123 123
Commonwealth Bank of Australia RESULTS PRESENTATION FOR THE FULL YEAR Ended 30 June 2007

Non cash items
Jun 06 $m
25
Defined benefit superannuation plan (income) / expense
100
Treasury Shares valuation adjustment
-
One-off AIFRS mismatches
125
Defined benefit superannuation plan (income) / expense:
· plan to applied rate discount the recorded assets, is plan period. amount on return the income during net a long-term accrued half, the of current benefits the estimates member in assets actuarial on by additional return of influenced cost increasing the is to amount and largely This liabilities, Due
·
Treasury Shares valuation adjustment:
· mismatch offsetting no Statement with Income policyholders, an in to result liability in policyholders) increase the of behalf for (on recognised funds is statutory expense an shares” insurance rises, life price “treasury within share the on held Bank’s shares the recognised CBA When gain
·
One-off AIFRS mismatches:
· P&L profit through hedge the recognised 2005 July never 1 on profit AIFRS period offsetting to current transition the to on transactions and expense this structured inception, of at of recognition hedged unwinding the the incurred to economically earnings forward due been arisen fully retained brings has been has in loss had loss transactions economic recognised of No Accounting Transactions was Unwind
·

Strong result Jun 07Jun 06Jun 07 vs $m$mJun 06 Operating income13,15911,83511% Shareholder investment returns14910148% Income13,30811,93611% Operating expenses6,4275,9947% Loan impairment expenses4343989% Net profit before tax6,4475,54416% Tax & Minorities1,8431,63613% NPAT Cash *4,6043,90818% Profit on the sale of HK Insurance145Large Non cash items(134)(125)7% Statutory NPAT4,4703,92814%
* Excludes profit on sale of Hong Kong in Dec 05
29

Other key information

Contribution to profit	Jun 07 $m	Dec 06 $m	Jun 06 $m	Jun 07 vs Jun 06
	6 months			
Banking	1,896	1,867	1,638	↑ 16%
Funds Management	260	232	217	↑ 20%
Insurance	142	111	112	↑ 27%
NPAT (underlying)	**2,298**	**2,210**	**1,967**	↑ **17%**
Shareholder invest. returns (ex HK after tax)	35	61	25	↑ 40%
NPAT Cash (ex HK)	**2,333**	**2,271**	**1,992**	↑ **17%**
Cash EPS – basic (excl HK)	178.3	174.7	154.9	↑ 15%
ROE – cash (%)	22.0	22.3	20.8	↑ 120bpts
Pref. dividends *	107	109	79	↑ 35%
Ordinary dividend declared	1,939	1,380	1,668	↑ 16%

* *Includes distributions on Perls, Perls II, Perls III, Trust Preferred Securities and ASB Preference Shares.*

Notes

CommonwealthBank 30

All businesses performing well
Revenue growth outstrips costs
30% 25% 20% 15% 10% 5% 0%
Jun 07 vs Jun 06
Australian Retail
Funds Management
Excludes hedging volatility [a]
Expenses Income
Income is net of volume related expenses Excludes Hong Kong disposal and the operating result of the business Excludes Hong Kong disposal b c d

Other key information 6 months Jun 07Dec 06Jun 06 % of operating income Net interest income53%54%54% Other banking income26%26%26% Funds Mgt. income15%14%14% Insurance income6%6%6% Total100%100%100%

Banking profit up 17%
Net interest income
Volume Liquid margin Other margin NII
15% 3% 4% 8 % C E E C
(239) 396
522

Other key informationNotes 6 months Jun 07Dec 06Jun 06Jun 07 vs Jun 06 Av interest earning assets ($m) *325,380306,868282,55315%
Net interest income ($m) *3,4893,4323,2029%
Net interest margin (AIFRS) (bpts)21622222913 bpts
* Excluding securitisation

$79m $58m 8%
13%
C Sale of Loy Yang Mastercard (06 $32m) Commissions & fees
Other income Cost to income now 45.8% (June 06 47.7%)
Jun 06 Cash NPAT
NII
Other income
Expenses
Loan impairment

12 month margin analysis Underlying NIM: core lending 234& deposits E10bpts (6)1 219 (8) (3) 1 Jun 06LiquidAIFRSAssetCash rateOtherJun 07 assetsvolatility pricing and & deposit mixpricing (basis points)

Underlying NIM down 6bpts since Dec

- NII only 53% of total income
- Liquid assets up over $4 billion
- AIFRS derivative volatility inflating headline NIM
- Asset pricing and mix:

Home loans	↓ 2	bpts
Other	↓ 1	bpt
	↓ 3	bpts

- Cash rate & deposit pricing:

Cash rate benefit	↑ 4	bpts
Deposit pricing	↓ 3	bpts
Mix	↓ 3	bpts
Deeming rate (↑50bpts; $20m)	↓ 1	bpts
	↓ 3	bpts


Underlying NIM: core lending & deposits ↓ 6bpts
222
(3)
3
(3)
(3)
216
Dec 06 NIM
Liquid assets
AIFRS volatility
Asset pricing and mix
Cash rate & deposit pricing
Jun 07 NIM
(basis points)

CommonwealthBank 37

group impact AIFRS volatility -
Other key information

Jun 07 vs Jun 06 4% 2% 8% 5% 15% 19% — 8% 5% 5% 6% 6% 4% 7% 2% 10% — Jun 06 627 366 968 1,961 74 195 338 607 701 561 1,306 2,568 1,181 198 46.0% 842
Australian Retail

Other key information 6 months Jun 07 vs Jun 07Dec 06Jun 06Jun 06
NIIHome Loans 650 644 6274% Consumer Finance 357 351 3662% Retail Deposits 1,046 1,061 9688% 2,053 2,056 1,9615%
Other incomeHome Loans 85 87 7415% Consumer Finance 233 191 19519% Retail Deposits 339 337 338- 657 615 6078%
BankingHome Loans 735 731 7015% incomeConsumer Finance 590 542 5615% Retail Deposits 1,385 1,398 1,3066% 2,710 2,671 2,5686%
Expenses 1,224 1,206 1,1814% Loan impairment 185 164 1987% Cost to income45.2%45.2%46.0%2%
Underlying profit after tax 928 912 84210%
40

Net interest income
Volume Margin NII
10% 5% 5% C CC
11%
Home loans Good volume growth:
9%
Deposits
400+ front line staff Offset by efficiency gains
Expense growth of 2% Improved branch sales performance in the second half
Sound credit quality

Notes

Australian Retail snapshot
APRA market shares
Home loans Household deposits Credit cards Personal loans
June 07 Market Share 18.5% 29.0% 18.8% 16.4%
Consumer loans include home loans, credit cards, personal loans *
Jun 06
deposit balances balances
Jun 07 1b
Saver Accounts Deposits Transactions Accounts Business Online Saver
Jun 07 vs Jun 06 11% 25% 16% 17% 12% 14% 14% 13% 11% 18% 15% 15% Jun 06 253 233 439 925 160 346 274 780 413 579 713 1,705 Dec 06 274 209 495 978 187 410 323 920 461 619 818 1,898 Jun 07 281 291 510 1,082 179 393 313 885 460 684 823 1,967 Corporate Banking Financial Markets * Lending & Finance Corporate Banking Financial Markets * Lending & Finance Corporate Banking Financial Markets * Lending & Finance NII Other Income Banking Income

Other key information
Other key information Jun 07Dec 06Jun 06 Jun 07 vs Jun 06 NIICorporate Banking28127425311% Financial Markets *29120923325% Lending & Finance51049543916% 1,08297892517% Other IncomeCorporate Banking17918716012% Financial Markets *39341034614% Lending & Finance31332327414% 88592078013% Banking IncomeCorporate Banking46046141311% Financial Markets *68461957918% Lending & Finance82381871315% 1,9671,8981,70515% Expenses90883381112% Loan impairment55203177% Cost to income46.2%43.9%47.6%3% Underlying profit after tax76776261724% * Excludes the impact of AIFRS volatility 44

Business, Corporate & Institutional
trading 40% 17% C 14%
C C investment spend on strategic initiatives 338 new front line staff in business banking Strong asset growth of 20% NII OBI Core lending and deposits margin stable over the year Record CommSec volumes, margin lending balances Expenses growth driven by:

Notes

Business, Corporate & Institutional snapshot
Institutional Banking *
$bn
$bn
Banking Products * (CFS, LBB, Agribusiness)

Other key information

Notes

ASB: New Zealand NZ$m [a]	Jun 07 $m	Dec 06 $m	Jun 06 $m	Jun 07 vs Jun 06
	6 months			
Net interest income	453	437	412	↑ 10%
Other income	165	168	172	↓ 4%
Total operating income	618	605	584	↑ 6%
Operating expenses	266	267	252	↑ 6%
Loan impairment	14	4	9	↑ 56%
Net profit before taxation	338	334	323	↑ 5%
Income tax	102	99	98	↑ 4%
Underlying profit after tax	**236**	**235**	**225**	↑ **5%**
New Zealand Dollar Exchange rate (avg) [b]	1.12	1.16	1.16	

[a] *Statutory basis and excludes hedging volatility*
[b] *Hedging during the period may mean effective rate is different*

ASB CommonwealthBank 48

Asia Pacific
ASB contributed $374mJun 07Jun 07 vs $mJun 06 ASB NPAT C8% in NZD Net interest income7646% excluding the impact of Other banking income3181% hedging Total banking income1,0824% ASB NII C8%Operating expenses5151% Lending assets C 16% Loan impairment1810% Margin E10bpts (largely 1H07)Tax1591% Weaker NZD Underlying profit after tax39010%
Significant hedging volatility Hedging & AIFRS volatility59Large separately disclosed
Assets
Liabilities
Assets
Liabilities
* average interest earning assets and interest bearing liabilities Global Markets Recent industry rankings demonstrates momentum
Private Client Services

Other key information Loan impairment expense to avgRWA (annualised) 0.20%0.19%
0.19% 0.19% 0.20%0.20% 0.17% 0.15%0.16%

Credit -maintained high standards Loan impairment expense as % of Gross impaired assets to RWA RWA down on last year at 0.19% 1.20% (06: 0.20%)1.00% 0.80% Limited private equity participationCBA ANZ 0.60% NAB No exposure to CLO’s / CDO’s, 0.40%WBC or material direct exposure to US 0.20% subprime0.00% DecJun Dec JunDecJunDecJunDecJunDecJun 0102 02 030304040505060607 67% of commercial loans investment gradeIndividually assessed provisions as a % of advances Improving unsecured retail lending 25 risk profile 20 Low doc loans (2.3% of home bpts 15 loans)10 5 On market value, 75% of home loans 60% LVR and most 80% 0 FY03FY04FY05FY06FY07 LVR insured ConsumerCommercial
51

Other key information

	6 months		
	Jun 07	**Dec 06**	**Jun 06**
FUA			
Av. FUA ($bn)	171	158	148
Spot. FUA ($bn)	177	168	152
Margins			
Operating income/ av. FUA	1.16	1.13	1.14
Net income/ av. FUA	0.98	0.95	0.97
Expenses			
Operating expenses/ av.FUA	0.72	0.71	0.72
Operating expenses to net income	55.3	56.1	57.3
Market shares*			
Retail Administrator view	14.2%	15.4%	15.4%
First Choice Platforms	8.5%	8.2%	7.7%
Breakdown of funds invested			
Local equities	22.3%	22.8%	22.4%
International equities	24.1%	24.2%	22.5%
Listed and direct property	18.5%	17.9%	17.9%
Fixed interest and cash	35.1%	35.1%	37.2%
Total	**100.0%**	**100.0%**	**100.0%**

** Plan for Life – March 07*

FirstChoice Funds Under Administration balance & market share
FUA market share: Plan for Life All Master Funds – Administrator View


$m
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
51%
Jun 02 Dec 02 Jun 03 Dec 03 Jun 04 Dec 04 Jun 05 Dec 05 Jun 06 Dec 06 Jun 07
FirstChoice FUA
FirstChoice FUA Market Share %

Colonial First State
CommonwealthBank
52

Funds Management FUA C17% to $177bn Jun 07Jun 07 vs Margins stable$mJun 06 Largest retail share (14.2%) Net income *1,59820% First Choice C51% over last 12 Shareholder investment months to $40bn14- returns AWG sell down progressing well, Funds management 13% prior to June 07, another 1,61220% income 4% in July Operating expenses89016% Strong investment in business: Tax & minority interests23239% developing GAM capability Cash NPAT49020% platform & advice leadership Underlying NPAT49223% cross sell initiatives * Net of volume related expenses
53

Other key information

	6 months		
	Jun 07	Dec 06	Jun 06
Claims expense as % of net earned premium			
General insurance	68%	50%	57%
Life insurance	44%	47%	41%
Sources of profit	**$M**	**$M**	**$M**
Planned profit margins	90	94	77
Experience variations	49	7	29
Other	0	0	(2)
General insurance operating margin	3	10	8
Operating margins	142	111	112
After tax shareholder investment returns	40	58	20
NPAT (cash)	182	169	132
Breakdown of Shareholders' Funds			
Local equities	1%	1%	2%
International equities	1%	1%	1%
Property	20%	19%	17%
Growth	22%	21%	20%
Fixed interest	35%	25%	29%
Cash	43%	54%	51%
Income	78%	79%	80%
Total	100%	100%	100%

Notes

SOVEREIGN CommInsure CommonwealthBank 54

Insurance

CommInsure SOVEREIGN

- Inforce premiums ↑ 21%
- Planned profit margins ↑ 26%
- Australia total risk market share ↑ to 14.2% (June 06 13.2%)
- "Life Insurer of the Year" – Aust & NZ Insurance Industry Awards
- General insurance result affected by NSW storms

	Jun 07 $m	Jun 07 vs Jun 06 [a]
Net income [b]	635	↑ 19%
Shareholder investment returns	135	↑ 57%
Total insurance income	770	↑ 24%
Operating expenses	282	↑ 10%
Tax	137	↑ 34%
Cash NPAT	351	↑ 34%
Underlying NPAT	**253**	**↑ 23%**

[a] *Excludes impact of sale of Hong Kong Insurance business in 2006*
[b] *Net of volume related expenses*

CommonwealthBank 55

Jun 04Dec 04Jun 05 Dec 05 Jun 06 Dec 06 Jun 07
Expense126 146176 188 210195239

• st self- 1 (excluding ranked debt transactions) Australian funded
• th • 7 • th ranked7 • )) thth
· Markets 14 ranked 28 ranked Issuance ranked Capital Equity (previously Equity (previously
·
Jun 06
Jun 07
Asia Pacific
16% 10bpts 8% in NZD C E C 8% C Lending assets Margin (largely 1H07) Weaker NZD

Capital treatment AIFRS APRAS&P AccountingTier 1Tier 2TotalACE Shareholders’ Equity Ordinary Share Capital3 3 3 3 Other Equity Instruments 3 3 3 Reserves General Reserve & Capital Reserve3 3 3 3 GRCL3 3 3 Asset Revaluation Reserve3 3 3 Other reserve accounts3 Retained Earnings3 3 3 3 Minority Interests3 3 3 Hybrid Debt Issues & Loan Capital3 3 Other debt issues (subordinated)3 3 Collective & other credit provisions3 3 AIFRS transitional relief (T1 & T2)3 3 3 Capital Deductions Intangibles3 3 3 Superannuation Surplus (after tax)3 3 3 Equity investments in other companies3 3 Value of acquired inforce business3 Investments in offshore banks3 3 Other Deductions3 3 Note: This table is a summary. For the full reconciliation, refer Appendix 13 “Capital Adequacy” on pages 47-50 of the June 2007 Profit Announcement

Strong capital position 11% Total 9.76%*Capital 9.66%9.78% 1 Jan 2008 should see:10% Target Range Basel II advanced accreditation 9% end of AIFRS capital transition8% clarity on APRA capital needs7.56%Tier 1 7% 7.14%*Target 7.06% Range 6% After balance date raised $1,465m 5%ACE through PERLS IVTarget 4%Range non-innovative Tier 1 3% cost effective funding 4.70%4.79% (BBSW-120bpts)2%4.39% 1%
More sophisticated economic 0% capital approachJul 2006Dec 2006Jun 2007 Adjusted Common EquityTotal Capital Tier one capitalTarget Range * PERLS IV issue completed in July 2007 ($1,465m) would add 58bpts to June 2007 Tier 1 and 59bpts to the Total Capital Ratio
59

Notes

Summary Double digit profit growth from all business segments Continuing to invest for future growth and productivity Australian Retail market share improvements in second half Significant opportunities still exist in Business, Corporate and Institutional Investment in Funds Management and Insurance driving strong performance Credit quality and capital position remain strong

Notes Jun 07 Jun 08 ActualForecast * Housing credit13.2%13-15% Other personal credit15.3%8.5-10.5% Business credit18.7%14-16% * CBA economist forecast for the Australian market as at July 2007

Outlook Economic outlook for Australia remains positive Housing credit growth expected to remain at similar levels to 2007 Some slowing expected in business and personal credit growth Financial services industry will remain competitive Given outlook and business mix, expect EPS growth to meet or exceed average of peers

Commonwealth Bank of Australia ACN 123 123 124 RESULTS PRESENTATION FOR THE FULL YEAR Ended 30 June 2007 Ralph Norris CHIEF EXECUTIVE OFFICER David Craig CHIEF FINANCIAL OFFICER 15 August 2007

Supplementary materials

Economy 67

GDP, unemployment and cash rates
68

Credit growth 69

Spreads Aus. BBB Corporates ~ 35bp over swaps US BBB Corporates ~ 50bp over swaps

Group 71

Fully franked dividends Dividend (cents per share) 68 69 79 85 82 85 104 112 107 94 149 130 0 40 80 120 160 200 240 2002 2003 2004 2005 2006 2007 Cents Second Half First Half Payout Ratio (cash basis) 73.9% 73.9% 74.9% 71.0% 73.0% 72 7% 5,994 6,427 Total operating expenses 8% 406 373 Other 6% 307 326 Advertising, marketing etc 1% 216 213 Postage and stationery 691 907 688 3,229

Jun 07 $m 636 985 621 2,823 Jun 06 $m 9% Fees and commissions 8% IT Services 11% Occupancy and equipment 14% Staff expenses Jun 07 vs Jun 06 Comparable expenses 12 months
Expenses

Banking 74

AIFRS impact of non trading derivatives (24) 61 Net impact – after tax 88 (19) 107 Jun 07 (33) Net impact – pre tax (79) Other banking income 46 Net interest income Jun 06 12 months (25) 85 Net impact – after tax (34) 122 Net impact – pre tax (63) 44 Other banking income 29 78 Net interest income Jun 07 Dec 05 6 months 75

Banking revenue by product Consumer Finance 11% Corporate Banking 9% Financial markets 13% Asia Pacific 10% Home Loans 14% Other 1% Lending & Finance 16% Retail Deposits 26% 6 months
Jun 07 Dec 06 Jun 06 Jun 07 vs Jun 06 Home Loans 735 731 701 5% Consumer Finance 590 542 561 5% Retail Deposits 1,385 1,398 1,306 6% Corporate Banking 460 461 413 11% Financial Markets 684 619 579 18% Lending & Finance 823 818 713 15% Asia Pacific 551 531 537 3% Other (incl. Hedging and AIFRS volatility) 77 63 40 93% Total Banking Income 5,305 5,163 4,850 9% 76

Summary — CBA growth vs market* 12 months to June 2007 Market Home lending Household deposits Personal lending 10.5% 9.2% 11.7% 13.7% 11.4% 0.0% 5.0% 10.0% 15.0% CBA WBC ANZ NAB SGB 2.0% 7.6% 18.5% 7.2% 12.2% 0.0% 5.0% 10.0% 15.0% 20.0% CBA WBC ANZ NAB SGB 22.5% 19.4% 13.2% 24.3% 11.1% 5.0% 10.0% 15.0% 20.0% 25.0% CBA WBC ANZ NAB SGB 12.8% 8.7% 19.9% 8.4% 11.3% 16.8% 7.7% 8.8% Top 5 7.3% 10.4% 8.6% 10.6% 8.9% 0.0% 6.0% 12.0% CBA WBC ANZ NAB SGB * APRA, RBA stats Credit cards (as at May 07) 77

Summary — CBA growth vs market* 6 months to June 2007 Market Home lending Credit cards (as at May 07) Household deposits Personal lending 6.7% 5.4% 6.5% 7.5% 7.0% 0.0% 5.0% 10.0% 15.0% CBA WBC ANZ NAB SGB 2.6% 1.5% 8.8% 0.8% 0.6% 0.0% 5.0% 10.0% 15.0% CBA WBC ANZ NAB SGB 15.2% 13.5% 10.6% 12.2% 11.4% 5.0% 10.0% 15.0% 20.0% CBA WBC ANZ NAB SGB 6.6% 2.7% 15.1% 0.7% 6.6% 12.4% 1.8% 1.3% Top 5 1.5% 0.5% 1.1% 2.6% 0.7% 0.0% 5.0% CBA WBC ANZ NAB SGB * APRA, RBA stats 78

Home lending statistics (domestic balances gross of securitisation) * Care – Prior periods restated for classification changes between periods Home loans (domestic) Jun 07 Dec 06 Jun 06 Jun 07 vs Jun 06 Domestic growth profile ($bn) Loan funded 27.1 25.1 24.8 9% Reduction 16.5 19.1 16 3% Net growth 10.6 6.0 8.8 20% Total Home lending assets ($b) Australian home lending assets ($b) 161.4 150.8 144.8 11% Securitisation ($b) (15.6) (10.8) (12.6) 24% Net (Australia) 145.8 140 132.2 10% Asia Pacific home lending assets ($b) 28.9 25.9 22.3 30% Totals (adjusted for rounding) 174.7 165.9 154.5 13% Balances mix (%) : Jun 07 Dec 06 Jun 06 Owner occupied 55% 55% 55% Investment home loans 34% 35% 35% Line of credit 11% 10% 10% Variable 62% 62% 64% Fixed * 29% 27% 24% Honeymoon * 9% 11% 12% Originations (% of loans funded) : * 3rd Party 35% 34% 32% Proprietary 65% 66% 68% Broker originated loans as % of Aust. Book 28% 26% 24% 79

Home loan balance growth by channel (half year) 13.3% 11.5% 14.8% 5.4% 3.0% 4.7% 3.3% 0.01% 2.8% 7.0% 4.1% 6.5% 6.6% 5.8%* 7.1% 0% 2% 4% 6% 8% 10% 12% Brokers Branch Premium Total CBA Total Market Dec 06 20% Jun 06 * Prior period number restated by APRA Jun 07 80

Home loan portfolio – stress tested
Stress test scenario consistent with experience
of UK recession of the late 1980s / early 1990s.
Up to 6 fold increase in PD, due to
unemployment of 10% & interest rates of 14%
Up to 30% fall in security value Under current conditions, 1 year HL expected loss at around $12m
Under most stressed conditions, expected loss
totals $299m = 3 months home loan net income. This has decreased from $307m at the last Stress Test. The slight reduction in expected loss under the current and stressed case is attributed to general levelling out of property prices in Sydney and continued appreciation elsewhere across Australia.
Additional insured losses of $265m covered by
mortgage insurance Property value x6 x4 x2 x1 Expected loss $m 298.8 239.2 156.6 107.2 30% decrease 161.0 130.0 87.0 60.9 20% decrease 72.0 59.0 40.7 29.2 10% decrease 27.1 22.6 16.1 11.8 No decrease PD stress factor Market value stress Note: PD = Probability of default Excludes lines of credit 81

Home loans – LVR profile LVR profile Australian Owner Occupied and Investment Housing only, excludes Lines of Credit Number of loans as at 31 Dec 06 and market value as at 31 Dec 06 Market value marked against the APM database
Strong LVR profile % of loans at <60% LVR: 68% if based on original security value
75% if based on current
market values
There has been some
shift towards the 60-75%
LVR group, from the lower and higher value groups
The majority of loans
>80% LVR are mortgage insured18 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 0-60 60.1-75 75.1 -80 80.1 -90 90.1+ LVR on orginal security value LVR at current market value 82

Summary Jun 07 Dec 06 Jun 06 RWA $245,347 $234,569 $216,438m Charge for bad debts (6 mths) $239m $195m $210m Charge for loan impairment to RWA (annualised) 0.20% 0.17% 0.20% Gross impaired assets $421m $338m $326m Individually assessed provisions $199m $171m $171m Collective provisions $1,034m $1,040m $1,046m General Reserve for credit losses within shareholders equity (pre-tax) $500m $500m $500m Prudential General Reserve for Credit Losses to RWA 0.63% 0.68% 0.71% Credit Risk Statistics Commercial portfolio Top 20 commercial exposures (as % of total committed exposure) 2.6% 2.5% 2.5% % of all commercial exposures that are investment grade or better 67% 67% 68% % of non-investment grade exposure covered by security 82% 82% 83% Consumer portfolio Home lending as % of gross lending 54% 55% 55% 83

Home loans – portfolio quality 30+ & 90+ day delinquencies
Portfolio credit quality remains
sound
In line with seasonal
expectations, delinquencies have improved in the last few months
Home Loan collection is
focusing on higher risk loans
Significant differences have
been observed across states with NSW/ACT being the highest, and WA the lowest 0.00% 0.20% 0.40% 0.60% 0.80%
1.00% 1.20% 1.40% $30+ Delinquency by State 0.00% 0.20% 0.40% 0.60% 0.80% 1.00% 1.20% 1.40% 1.60% May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Month $30+ (%) NSW/ACT QLD SA/NT VIC/TAS WA All Australian owner occupied and investment housing only, excludes lines of credit delinquency percentage uses balances 30+ delinquencies by state 30+ days delinquency 90+ days delinquency Jun 03 Sep 03 Dec 03 Mar 04 Jun 04 Sep 04 Dec 04 Mar 05 Jun 05 Sep 05 Dec 05 Mar 06 Jun 06 Sep 06 Dec 06 Mar 07 Jun 07 84
0 1 00 2 00 3 00 4 00 5 00 6 00 7 00 8 00 9 00 1 ,000 1 ,100 1,200 Ratin g BBBBBBABBBBBB A BBB+ BBBBBB BBB+ ABBB BBB+ A+ A BBB BBB+ AA B

Banking — Top 20 commercial exposures ($m) Top 20 exposures – excludes finance and government – comprise 2.6% of committed exposures (2.5% as at Dec 06, 2.7% as at Jun 06) S&P Rating or Equivalent 85

The Bank remains well provisioned 0 300 600 900 1,200 1,500 1,800 2,100 Jun 96 Dec 96 Jun 97 Dec 97 Jun 98 Dec 98 Jun 99 Dec 99 Jun 00* Dec 00* Jun 01 Dec 01 Jun 02 Dec 02 Jun 03 Dec 03 Jun 04 Dec 04 Jun 05 Dec 05 Jun 06 Dec 06 Jun 07 0 50 100 150 200 250 300 350 400 450 500 550 % General Reserve for Credit Loss (LHS) Collective Provision (LHS) Individually Assessed Provision (LHS) Total Loan Provisions + General Reserve / Gross Impaired Assets (RHS) * Colonial acquisition $millions 1. The Group GRCL within shareholders equity has been retained as part of the Prudential General Reserve for Credit Losses for prudential reporting purposes 2. Loan Impairment provisions have been recalculated under AIFRS from 1 July 2005 (1)
(2) (2) 86

Banking — Quality of commercial riskrated exposures Quality of commercial risk-rated exposures: There is security over 82% of the non-investment grade exposure 30 35 32 32 29 31 30 30 18 22 20 17 17 17 15 16 16 16 17 20 20 36 33 34 34 33 32 33 33 18 17 17 0% 20% 40% 60% 80% 100% AAA/AA A BBB Other Dec 03 Dec 04 Jun 04 67% investment grade Jun 05 Dec 05 Jun 06 Dec 06 Jun 07 87

Banking — total geographic exposure* (commercial + consumer) Total exposure : $463b Home loans = $174.7 b (excl securitised) Other balance sheet loans = $146.95 b Other exposure = $141.35 b At 31 Dec 06 Total exposure = $443b Home loans = $166.0b Other loans = $133.3b Other exposure = $143.7b International = 14% New Zealand = 13% Australia = 73% *Total exposure = balance for uncommitted, greater of limit or balance for committed Australia 73% International 14% New Zealand 13% 88

Banking — total outstandings* (commercial + consumer) Total outstandings $377.8 b* * Represents balances actually outstanding (on and off balance sheet). At 31 Dec 06 Total outstanding = $359.0b Consumer = 49.4% Telecoms = 0.2% Agriculture = 2.6% Construction = 1.0% Energy = 1.4% Finance = 24.0% Government = 1.8% Leasing = 1.5% Motor vehicle manufacturing = 0.1% Other commercial & industrial = 17.9% Technology = 0.1% Finance 25.7% Leasing 1.3% Motor vehicle manufacturing 0.1% Other C&I 18.1% Technology 0.2% Consumer 48.1% Government 1.4% Agriculture 2.7% Telecommunication 0.1% Construction 1.1% Energy 1.2% 89

Banking – international commercial exposures* Aviation Technology Telcos Energy Leasing Construction Automobile International exposure by Industry Total exposure : $65.7b *Total exposure = balance for uncommitted, greater of limit or balance for committed. Excludes ASB Total non-finance off-shore outstandings = $12.7b of which over 84% are investment grade. At 31 Dec 06 Total exposure = $62.4b Finance = 80% Government = 2% Other commercial = 13% Specific industries = 5% Finance 80% Specific Industries 5% Other Commercial 13% Government 2% 90

Banking credit exposure — agriculture sector 11,574 6,289 3,202 1,849 234
$m 30 Jun 07 30 Jun 06 31 Dec 06 11,011 5,987 3,155 1,614 255 $m 10,152 TOTAL 5,477 < BB- 3,022 BB to BB- 1,320 BBB+ to BBB- 333 AAA to A- $m Rating Total exposure: $11,574m **Illustrates Australia and NZ component only of Agriculture sector. At 31 Dec 06 Total exposure = $11,011m Australia = 60% New Zealand = 40% *Total exposure = balance for uncommitted, greater of limit or balance for committed. New Zealand 41% Australia 59% 91

Banking credit exposure — aviation sector 3,737 58 94 2,633 952 $m 30 Jun 07 30 Jun 06 31 Dec 06 3,828 70 70 2,561 1,127 $m 3,087 TOTAL 118 < BB- 313 BB to BB- 1,516 BBB+ to BBB- 1,140 AAA to A- $m Rating Total exposure: $3,737m At 31 Dec 06 Total exposure = $3,828m Australia = 75% New Zealand = 11% Other = 14% *Total exposure = balance for uncommitted, greater of limit or balance for committed. Other 14% New Zealand 11% Australia 75% 92

Banking credit exposure — energy sector 6,842 142 468 5,441 791 $m 30 Jun 07 30 Jun 06 31 Dec 06 7,027 206 503 5,178 1,140 $m 6,889 TOTAL 292 < BB- 408 BB to BB- 4,588 BBB+ to BBB- 1,601 AAA to A- $m Rating Total exposure: $6,841m At 31 Dec 06 Total exposure = $7,027m Australia = 67.0% New Zealand = 10.9% Asia = 3.2% Europe = 16.2% Americas = 2.7% *Total exposure = balance for uncommitted, greater of limit or balance for committed. Australia 65.3% Americas 6.1% Europe 14.9% Asia 3.3% New Zealand 10.4% 93

Banking credit exposure — telcos sector 663 80 89 128 366 $m 30 Jun 07 30 Jun 06 31 Dec 06 990 71 192 134 593 $m 1,391 TOTAL 108 < BB- 150 BB to BB- 277 BBB+ to BBB- 856 AAA to A- $m Rating Total exposure: $663m At 31 Dec 06 Total exposure = $990m Australia = 75% New Zealand = 6% Europe = 12% Asia = 8% *Total exposure = balance for uncommitted, greater of limit or balance for committed. Asia 11% Europe 0% New Zealand 12% Australia 77%

Funds Management & Insurance 95

Investment performance Number of funds in each asset class out performing benchmark (3 years) 100% 87% 100% 60% 83% 50% 74% 78% 67% 0% 20% 40% 60% 80% 100% 120% Domestic Equities Global Resources Property Trusts Fixed Interest Cash Hedge funds CFS Property FSI Total 96

Other key information

Funds Under Administration	Opening balance Jun 06 $m	Netflows $m	Investment income & other [e] $m	Closing balance Jun 07 $m	Growth YOY %
			Full Year Ended 30 June 2007		
FirstChoice	26,177	9,196	4,172	39,545	51
Cash management	3,690	(685)	125	3,130	(15)
Legacy products [a]	34,669	(4,669)	4,022	34,022	(2)
Retail products [b]	**64,536**	**3,842**	**8,319**	**76,697**	**19**
Other retail [c]	886	155	575	1,616	82
Australian retail	**65,422**	**3,997**	**8,894**	**78,313**	**20**
Wholesale	29,815	2,865	1,789	34,469	16
Property	13,909	(1,397)	2,331	14,843	7
Other [d]	3,708	(472)	399	3,635	(2)
Domestically sourced	**112,854**	**4,993**	**13,413**	**131,260**	**16**
Internationally sourced	29,461	2,133	8,342	39,936	36
Funds under administration (Excl Avanteos)	**142,315**	**7,126**	**21,755**	**171,196**	**20**
Avanteos	9,198	(5,363)	2,040	5,875	(36)
Total – funds under administration	**151,513**	**1,763**	**23,795**	**177,071**	**17**

[a] *Includes stand alone retail and legacy retail products*
[b] *Retail products (excluding Avanteos) align to Plan for Life market releases*
[c] *Includes listed equity trusts and regular premium plans. These retail products are not reported in market share data*
[d] *Includes life company assets sourced from retail investors but not attributable to a funds management product (e.g. premiums from risk products). These amounts do not appear in retail market share data*
[e] *Includes foreign exchange gains and losses from translation of internationally sourced business*

CommonwealthBank 96

Capital Management 98

ACE calculation * Net of intangible component deducted from Tier One capital Jun 07 Dec 06 Jun 06 Adjusted Common Equity * $m $m $m Tier One capital 17,512 16,553 16,354 Add: Deferred income tax 37 39 - Equity investments in other companies 700 820 - Deduct: Eligible loan capital (245) (263) (281) Other hybrid equity instruments (3,474) (3,522) (3,659) Minority interest (net of minority interest component deducted from Tier One capital) (512) (508) (508) Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One capital) (409) (283) (2,012) Other deductions (178) (166) (151) Impact upon adoption of AIFRS (1,641) (1,641) - Total Adjusted Common Equity 11,790 11,029 9,743 Risk Weighted Assets (S&P) 246,047 234,569 216,438 Adjusted Common Equity Ratio 4.79% 4.70% 4.50% Credit Ratings Long Term Short Term Affirmed/Upgraded Standard & Poors’ AA A-1 + Feb 07 Moody’s Investor Services Aa1 P-1 May 07 Fitch Ratings AA F1+ Feb 07 99

ACE movement in half year ended June 2007 4.70% (0.05%) (0.22%) 0.11% 0.20% (0.79%) 0.95% (0.11%) 4.79% 3.0% 3.5% 4.0% 4.5% 5.0% 5.5% 6.0% ACE Dec 2006 $11,029m Cash NPAT $2,333m Growth in RWA ($11,478m) ACE Jun 2007 $11,790m Ordinary Dividends ($1,939m) Other c ($262m) Investment in non consolidated subsidiaries ($126m) DRP a $485m DRP b $270m a June 2007 final dividend (25% participation) b Additional DRP take up on interim 2007 dividend c Primarily reflects statutory adjusted profit items and higher intangibles 100

Tier 1 movement in half year June 2007 7.06% 0.95% (0.79%) (0.31%) 0.20% 0.11% (0.08%) 7.14% 5.0% 5.5% 6.0% 6.5% 7.0% 7.5% 8.0% 8.5% 9.0% Tier 1 Dec 2006 $16,553m Cash NPAT $2,333m Ord. Dividends ($1,939m) Growth in RWA ($10,778m) DRP a $485m Currency and Other Movements c ($190m) Tier 1 Jun 2007 $17,512m a June 2007 final dividend (25% participation) b Additional DRP take up on interim 2007 dividend c Primarily reflects statutory adjusted profit items and foreign exchange movement. d PERLS IV issue completed in July 2007 ($1,465m) would increase the June 2007 Tier 1 ratio to 7.72% d DRP b $270m 101

Hybrid instrument information Preference shares — breakdown Hybrid dividends Issue Date Currency Amount ($M) Maturity Balance Sheet Classification Trust Preferred Securities 2003 06-Aug-03 USD $550 12 years Tier 1 Loan Capital PERLS II 06-Jan-04 AUD $750 Perpetual Tier 1 Loan Capital PERLS III 06-Apr-06 AUD $1,166 Perpetual Tier 1 Loan Capital PERLS IV 12-Jul-07 AUD $1,465 5 years Tier 1 Loan Capital Trust Preferred Securities 2006 15-Mar-06 USD $700 10 years Other equity instruments ASB Capital prefs 10-Dec-02 NZD $200 Perpetual Outside equity interests ASB Capital No.2 prefs 22-Dec-04 NZD $350 Perpetual Outside equity interests CBA Capital 18-May-05 NZD $350 10 years Tier 2 Loan Capital Jun 07 Dec 06 Jun 06 Franked/ Imputed PERLS I — - 13 PERLS II 19 19 18 F PERLS III 31 29 13 F Trust Preferred Securities 2003 17 21 22 N/A Trust Preferred Securities 2006 27 27 — N/A ASB Capital prefs 5 5 5 I ASB Capital No.2 prefs 9 8 8 I CBA Capital 10 8 8 F 117 117 87

Commonwealth Bank of Australia ACN 123 123 124 RESULTS PRESENTATION FOR THE FULL YEAR Ended 30 June 2007 Ralph Norris CHIEF EXECUTIVE OFFICER David Craig CHIEF FINANCIAL OFFICER 15 August 2007